UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number: 001-31221

Total number of pages: 6

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release dated December 21, 2007 announcing NTT DoCoMo’s Subsidiary interTouch to Acquire MagiNet

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: December 21, 2007	By:	/S/ YOSHIKIYO SAKAI
Yoshikiyo Sakai
Head of Investor Relations

NTT DoCoMo, Inc. Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo 100-6150, Japan

For Immediate Release

DoCoMo’s Subsidiary interTouch to Acquire MagiNet

TOKYO, JAPAN, December 21, 2007 — NTT DoCoMo, Inc. announced today that interTouch Pte. Ltd. (interTouch), its wholly-owned subsidiary, has agreed with the primary shareholder of MagiNet Pte. Ltd. (MagiNet) to fully acquire MagiNet for approximately US$150 million. Both companies are Singapore-based providers of high-speed wired/wireless broadband connectivity services and applications primarily to hotels, management companies and travelers worldwide. DoCoMo will provide additional funding of up to US$191 million to interTouch, which includes funds to be allocated to service debt and to facilitate its integration with MagiNet.

With this acquisition, interTouch’s reach will expand to 950 hotels in 63 countries, making it a top class high-speed Internet access service provider in the hospitality industry within the Asia-Pacific region. The acquisition will simultaneously enhance DoCoMo’s continuing efforts to create a “ubiquitous and seamless environment” on a global scale.

For further information, please contact:

Shuichiro Ichikoshi or Shinya Yokota

International PR

Public Relations Department

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Website: www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/contact

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company. DoCoMo serves over 53 million customers, including 40 million people subscribing to FOMA, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by more than 47 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries

Trial subscription to the service is not included ..

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

Attachment

interTouch’s Acquisition of MagiNet

1.	Reason for Acquisition

To expand broadband connectivity services and support for global mobility by adding more service locations

2.	Investment Details

Amount: Approximately US$150 million

Ownership ratio: 100%

Method: Acquisition of MagiNet by interTouch

Completion: Scheduled for February 2008

DoCoMo’s Additional Investment in interTouch

1.	Reason for Investment

To facilitate a smooth integration during and after interTouch’s acquisition of MagiNet

2.	Investment Details

Amount: Up to US$191 million (resulting in capital of up to US$215.58 million)

Completion: Scheduled for February 2008

MagiNet Pte. Ltd

Representative: Nag Yong Lee

Home Office: Singapore (31 operating companies worldwide)

Capital: US$26 million (December 2006)

Founded: July 1991 (incorporated in September 2004)

Employees: Approximately 900

Business: Provider of high-speed wired/wireless broadband connections and video-on-demand systems to about 550 hotels in approximately 40 countries across the Asia-Pacific region

interTouch PTE LTD

Representative: Charles Reed

Home Office: Singapore (29 operating companies worldwide)

Capital: US$24.58 million (up to US$215.58 million after additional investment)

Founded: June 1998

Employees: Approximately 250

Business: Provider of high-speed wired/wireless broadband connections to about 400 hotels in approximately 45 countries worldwide